

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

Via U.S. Mail
Wei Dong
Chief Executive Officer
Easy Health Technologies Ltd.
No. 16, 19th Street, Tiedong District
Anshan, Liaoning Province 200120
People's Republic of China

> **Re: Easy Health Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended July 31, 2012**
> **Filed January 16, 2013**
> **File No. 0-54022**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As requested in our letter dated January 25, 2013, please revise to file the financial statements for Easy Health Technologies Ltd. and its subsidiaries required by Item 17 of Form 20-F and Item 13 of Form 10.

2. We note your disclosure that Item 3.A.3., Item 16A, Item 16B and Item 16C of Form 20-F are not applicable. Please tell us why you believe each of these items is not applicable or revise to provide the required disclosures.

Item 5. Operating and Financial Review and Prospects, page 20

Item 5A. Operating Results, page 20

3. Please expand your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that are reasonably likely to have a material effect on your net sales, income from continuing operations, profitability, liquidity or capital resources. For example, please disclose uncertainties with respect to your compliance with PRC laws and regulations. Please refer to Item 5.D. of Form 20-F.

4. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIE. The information should be in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIE. Also, please include a discussion of the risks and uncertainties that may result in deconsolidation of the VIE.

5B. Liquidity and Capital Resources, page 21

5. We note your disclosure in the first risk factor on page 8 that capital account transactions of PRC subsidiaries, such as direct foreign investment and foreign currency loans, must be approved by certain governmental authorities. Also, we note your disclosure in the second risk factor on page 9 that PRC subsidiaries are permitted to pay dividends only out of their accumulated after-tax profits determined in accordance with accounting standards and regulations of China. As such, please revise to disclose the following pursuant to the requirements of Item 5.B.1(b) of Form 20-F:

- How cash is transferred to the PRC subsidiary and VIE and how earnings and cash are transferred from the PRC subsidiary and VIE to Easy Health Technologies Ltd.;

- Restrictions that impact the ability to transfer cash within the corporate structure;

- The nature of restrictions on net assets of your subsidiary, the amount of those restricted net assets, and the potential impact on your liquidity; and

- The difference between accumulated profits or losses calculated pursuant to PRC accounting standards and regulations as compared to the accumulated losses presented in your financial statements.

Item 15. Controls and Procedures, page 33

6. Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls

and procedures as of the end of the period covered by the report based on management's evaluation of these controls and procedures. Please refer to Item 15(a) of Form 20-F.

7. Please provide management's report on internal control over financial report that contains disclosure required by Item 15(b) of Form 20-F.

8. Please disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 15(d) of Form 20-F.

Item 18. Financial Statements, page 35

Consolidated Statement of Operations and Other Comprehensive Loss, page F-4

9. Please revise to present basic and diluted loss per common share in accordance with ASC 260-10-45-2. Also, please disclose the weighted average common shares outstanding and basic and diluted loss per common share of Oriental Honour on the face of the Unaudited Pro Forma Consolidated Statement of Operations on page F-21.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7
Variable Interest Entity, page F-8

10. We note your disclosure in the consolidation policy on page F-8 that your assets and liabilities are comprised mainly of the assets and liabilities of the VIE and that the creditors of the VIE have no recourse to the general credit of the primary beneficiary. In that regard, please disclose the carrying amounts and classification of the VIE's assets and liabilities, including the nature of restrictions on the VIE's assets and settlement of its liabilities. Please also disclose the terms of arrangements that could require you to provide financial support to the VIE. Please refer to ASC 810-10-50-3.

11. Please disclose whether you have provided financial or other support during the period presented that you were not previously contractually required to provide or whether you intend to provide support. Please also disclose how the VIE is financed. Please refer to ASC 810-10-50-5A.

Item 19. Exhibits, page 35

12. Please file the certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act Rules and the certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code. Pease refer to instructions 12 and 13 to Item 19 of Form 20-F.

13. Please submit XBRL-related documents (interactive data file) as required by instruction 101(a)(iii) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief